Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Highlights (all results compared to the prior fiscal period unless otherwise noted)

●	Revenues were $4.5 million, representing a decrease of 14.4%

●	Gross margin was 34.4%, compared with 29.1%

●	Net loss was $29,425, compared with net income of $0.2 million

●	The Group has cash and cash equivalents of approximately $2.0 million as of March 31, 2025, compared to approximately $6.6 million as of September 30, 2024.

Management Commentary

As of March 31, 2025, the market demand for masks is no longer at the level it was at the height of the COVID-19 pandemic, which has resulted in market saturation and a significant contraction in the Group’s mask business.

In response, the Company’s management adjusted its manufacturing focus and resource allocation, scaling down mask production while expanding investment in higher-value-added medical devices. To expand its business scale, retain existing customers, and secure new clients, the Group implemented competitive strategies, including moderate price reductions and extended credit terms. However, during the reporting period, revenue from the sales of medical devices declined slightly year-over-year, due to the combined effects of China’s healthcare reform and centralized procurement policies.

Apart from the strategies mentioned above, the Group has been investing in research and development (“R&D”) and forging comprehensive strategic partnerships with universities, hospitals, and research institutes. Leveraging its industrial resources and partners’ innovation capabilities, the Group is continuously enhancing its R&D strength, expanding its business, and seeking new growth opportunities through innovation. The proceeds from the follow-on offering that closed in May 2025 further enhanced the Group’s financial position, enabling the expansion of its businesses.

Based on management’s assessment of macroeconomic conditions and industry competition, along with the Group’s existing business segments and industrial and innovation resources, the following strategic adjustments have been confirmed:

1. Maintaining the current scale of mask business, leveraging existing production resources to generate stable and predictable cash flow.

2. Implementing strategies to drive growth in the medical device business, including:

- Bidding on medical device tenders to drive sales of our products;

- Participating in academic conferences and exhibitions to enhance our product visibility and brand recognition;

- Optimizing distributor networks by phasing out lower-performing distributors and fostering long-term partnerships with high-quality distributors selected based on order volume, sustainability, cooperation potential, and reputation.

3. Deepening strategic R&D collaborations with universities, hospitals, and research institutes to enhance proprietary technological capabilities, accelerate product registration and commercialization, and drive revenue and profit growth.

4. Pursuing equity investments in high-quality medical technology companies to expand business scope and create external growth opportunities.

Through the foregoing strategies, the Group intends to capitalize on emerging market trends while endeavoring to sustain and diversify growth.

As of the date of issuance of this report, the Company has an aggregate of 46,092,082 Class A ordinary shares and 7,592,500 Class B ordinary shares issued and outstanding.

Financial Review for the Six Months Ended March 31, 2025

Net revenue

	For the six months ended March 31,
	2025	2024
Medical devices	$4,196,880	$4,564,468
Masks	309,962	566,549
Commodity trading	36,743	178,078
Net revenue	$4,543,585	$5,309,095

Sales decreased by $765,510, or approximately 14.4%, to $4,543,585 for the six months ended March 31, 2025 from $5,309,095 for the six months ended March 31, 2024. The decrease was mainly due to the decline in demand for and average unit price of masks, medical devices and our traded commodity.

Sales of masks decreased by $256,587, or 45.3%, to $309,962 for the six months ended March 31, 2025 from $566,549 for the six months ended March 31, 2024. The decrease was mainly because the demand for and the sales volume of masks decreased for the six months ended March 31, 2025. To clear the existing inventory, we conduct price-reduction promotions. In the meantime, we have scaled back mask production and are gradually shifting away from this product line.

Medical devices are mainly anesthesia and respiratory medical devices. The sales of medical devices decreased by $367,588, or 8.1%, to $4,196,880 for the six months ended March 31, 2025 from $4,564,468 for the six months ended March 31, 2024. The decrease was mainly due to a slight decrease in both market demand and average unit price.

Commodity trading mainly involves trading in protective clothing, waterproof goggles, protective foot covers and raw materials of masks and medical devices. The revenue from commodity trading decreased by $141,335, or 79.4%, to $36,743 for the six months ended March 31, 2025 from $178,078 for the six months ended March 31, 2024. The decrease was mainly due to the decrease of market demand for and average unit price of the traded commodity.

Cost of revenue

Cost of revenue primarily includes the cost of materials, direct labor, overhead, and other related incidental expenses that are directly attributable to the principal operations of the PRC subsidiaries. Cost of revenue decreased by $784,828, or approximately 20.8%, to $2,981,288 for the six months ended March 31, 2025 from $3,766,116 for the six months ended March 31, 2024. The decrease in the cost of revenue exceeded the decrease in net revenue, primarily due to the reduction in sales proportion of masks. As for the negative gross profit of sales of masks, the decrease of sales proportion of masks led to a more significant reduction in cost of revenue compared to net revenue.

Gross profit

Gross profit increased by $19,318, or approximately 1.3%, to $1,562,297 for the six months ended March 31, 2025 from $1,542,979 for the six months ended March 31, 2024. Gross profit margin climbed to 34.4% for the six months ended March 31, 2025, as compared to 29.1% for the six months ended March 31, 2024. The increase of gross profit margin was primarily due to (i) the increased sales proportion of medical devices from 86.0% for the six months ended March 31, 2024 to 92.4% for the six months ended March 31, 2025, as these products generally have a higher profit margin, and (ii) the decreased sales proportion of masks with relative lower profit margin for the six months ended March 31, 2025.

Selling expenses

Our selling expenses primarily consist of salaries, welfare expenses as well as exhibition and sponsorship expenses. Our selling and marketing expenses decreased by $90,047, or approximately 8.2%, to $1,004,786 for the six months ended March 31, 2025 from $1,094,833 for the six months ended March 31, 2024. The decrease of the selling expenses was mainly due to (i) the decrease in sponsorship expenses, as no large-scale sponsorship activities were undertaken in the six months ended March 31, 2025, and were partially offset by (ii) the increase in salaries, due to higher headcount in the sales department to support the expansion of sales channels in the six months ended March 31, 2025.

General and administrative expenses

Our general and administrative expenses primarily consist of professional fees, salaries and welfare expenses, depreciation and amortization and office expenses. Our general and administrative expenses increased by $1,093,741, or approximately 140.8%, to $1,870,797 for the six months ended March 31, 2025 from $777,056 for the six months ended March 31, 2024, primarily due to the increase of professional fees and management service fees for improving our financial reporting capabilities following our transition to a public company.

R&D expenses

Our R&D expenses were incurred for the development of medical devices and technologies used for the manufacturing of medical devices. Our R&D expenses increased by $74,299, or approximately 41.6%, to $253,082 for the six months ended March 31, 2025 from $178,783 for the six months ended March 31, 2024. The increase primarily resulted from our ongoing investment in R&D on manufacturing technology for medical devices.

Other income/loss

The total net other income was $1,445,192 and $762,597 for the six months ended March 31, 2025 and 2024, respectively.

The net other income for the six months ended March 31, 2025 primarily consisted of (i) government subsidies income of $1,536,455; (ii) interest expense of $286,827; (iii) interest income of $149,432, including interest income from interest-bearing loans to third parties of $144,884; and (iv) other miscellaneous income of $46,132.

The net other income for the six months ended March 31, 2024 primarily consisted of (i) other income of $669,837 mainly resulting from the reassessment of a previously accrued disputed payable, now recognized as non-operating income due to recent resolution of the dispute; (ii) government subsidy income of $345,245; (iii) interest expenses of $253,691; and (iv) interest income of $1,206.

Income tax benefit/expense

The income tax benefit was $91,751 for the six months ended March 31, 2025, and income tax expense was $20,050 for the six months ended March 31, 2024. The change was primarily due to a shift from taxable income to taxable loss and the decrease in the deductible temporary difference on depreciation expenses during the six months ended March 31, 2025.

Net loss/income

As a result of the foregoing, our net loss was $29,425 for the six months ended March 31, 2025 and our net income was $234,854 for the six months ended March 31, 2024.

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